August 1, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington D.C. 20549

Re:
Interline Brands, Inc. (the "Company")
Registration Statement on Form S-1 (File No. 333-126515)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. EST on the Wednesday of August 3, 2005 or as soon thereafter as practicable.

Sincerely,
CREDIT SUISSE FIRST BOSTON LLC LEHMAN BROTHERS INC. As Representatives
By:	Credit Suisse First Boston LLC
/s/ COREY WHISNER Name: Corey Whisner Title: Director

August 1, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington D.C. 20549

Re:
Interline Brands, Inc. (the "Company")
Registration Statement on Form S-1 (File No. 333-126515)

Ladies and Gentlemen:

        The following information with respect to the distribution of the prospectus dated July 22, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

        The number of prospectuses dated July 22, 2005 as distributed between July 22, 2005 and August 3, 2005 is as follows:

    Preliminary Prospectus dated July 22, 2005:

    10,425 copies to Prospective Underwriters, institutional investors, dealers and others.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
LEHMAN BROTHERS INC.
As Representatives

By:	Credit Suisse First Boston LLC
/s/ COREY WHISNER Name: Corey Whisner Title: Director

INTERLINE BRANDS, INC.
801 W. Bay Street
Jacksonville, Florida 32204

August 1, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Attention: Andrew P. Schoeffler

Interline Brands, Inc.
Registration Statement on
Form S-1 (File No. 333-126515)

Dear Mr. Schoeffler:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the "Form S-1") relating to the registration of 8,912,500 shares (including 1,162,500 shares to cover over-allotments) of common stock, par value $.01 per share, of Interline Brands, Inc., a Delaware corporation (the "Company") be accelerated to 4:00 p.m. Eastern time, on August 3, 2005 or as soon thereafter as may be practicable.

        We understand and acknowledge that: should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact either me at (904) 421-1432 or Carl B. McCarthy at (212) 373-3563.

Very truly yours,
INTERLINE BRANDS, INC.
By:	/s/ LAURENCE W. HOWARD
	Name:	Laurence W. Howard
	Title:	Vice President, General Counsel and Secretary
cc:
John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP
Carl B. McCarthy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP